Footstar, Inc.
933 MacArthur Blvd.
Mahwah, NJ  07430

May 15, 2008

VIA EDGAR AND FAX DELIVERY

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-3628
Attention:	Daniel F. Duchovny, Esq. Special Counsel Office of Mergers and Acquisitions

Re:	Footstar, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed May 7, 2008
File No. 001-11681

Ladies and Gentlemen:

Set forth below are the responses of Footstar, Inc. (the “Company” or “we”) to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 13, 2008 with respect to the Preliminary Proxy Statement referenced above.

For your convenience, we have set forth below the Staff’s comments followed by the Company’s responses thereto.  Caption references and page numbers refer to the captions and pages contained in the Preliminary Proxy Statement unless otherwise indicated.  Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Preliminary Proxy Statement.

Preliminary Proxy Statement

General

1.	We note that your record date is April 18, 2008. Please tell us how you complied with the advance notice requirements of Rule 14a-13(a).

The Company provided notice of the record date to its transfer agent, BNY Mellon Shareowner Services, on March 21, 2008. BNY Mellon Shareowner Services confirmed to the Company that on March 21, 2008 it made the inquiry required by Rule 14a-13(a)(1) on the Company’s behalf.

May 15, 2008

Cover Page

2.
Please tell us why your disclosure regarding the dissidents’ proposal is presented as an uncertainty, i.e., “[i]f properly raised by Outpoint at the Annual Meeting, the By-Law proposal may also be considered” at the meeting (emphasis added).

We have revised the disclosure to remove the uncertainty as follows: “If properly raised by Outpoint at the Annual Meeting, the By-law Proposal will be considered at the Annual Meeting.”

General, page 2

3.	Please tell us why you will not have discretionary authority to vote proxies on the By-Law Proposal.

The Company expressly states in the Preliminary Proxy Statement that it will not exercise any discretionary authority with respect to the By-law Proposal. Please see the last paragraph on page 1 and “Other Matters” on page 59, the relevant portion of which states that discretionary authority will not be utilized to vote either in favor of or against (or to abstain regarding) the By-law Proposal. Since the Company is not soliciting a proxy on the By-law Proposal or exercising discretionary authority with respect to the By-law Proposal, we have also added a sentence on page 1 clarifying that if a shareholder wishes to vote by proxy on the By-law Proposal, it will need to provide voting instructions on any proxy card provided by Outpoint.

4.
We note your disclosure relating to your ability to use discretionary authority to adjourn or postpone the annual meeting.  Please note that the ability to adjourn a meeting to solicit additional proxies is not a matter incidental to the conduct of the meeting, as defined by Rule 14a-4.  Use of discretionary voting authority to postpone or adjourn the meeting to solicit additional proxies is a substantive proposal for which you must specifically solicit proxy authority.  If you wish this authority, please revise the disclosure in the proxy and on the proxy card so shareholders may decide whether to grant a proxy to vote in favor of postponement or adjournment for the solicitation of additional votes.  Also, provide disclosure in the proxy statement describing the specific circumstances under which you would use such authority.

We do not seek or intend to use discretionary voting authority to postpone or adjourn the meeting to solicit additional proxies except in the case that an adjournment is necessary to achieve a quorum at the meeting. As such, we have added clarifying language regarding the foregoing on pages 1 and 2, and the following paragraph has been deleted from the Preliminary Proxy Statement:

May 15, 2008

The Company may also adjourn the meeting if for any reason we believe that additional time should be allowed for the solicitation of proxies. If adjournment is proposed by the Company for this reason, the execution of your proxy also authorizes the proxy holders to vote all shares for which they have such voting authority for such an adjournment, unless you otherwise indicate on your proxy.

5.
We note that you may employ various methods to solicit proxies, including electronic mail, facsimile, telephone, or your website.  Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use.  Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

We confirm our understanding of the foregoing.

6.	Please tell us whether the solicitation of proxies via the internet will include solicitations via internet chat rooms and tell us which websites you plan to utilize.

We disclose in the Preliminary Proxy Statement that proxies may be solicited by, among other methods, electronic mail or by means of postings on the Company’s website. The Company’s website is www.footstar.com. Supplementally, we advise you that solicitation of proxies will not include solicitations via internet chat rooms.

Item 1, Election of Directors, page 3

7.	Revise to disclose whether your nominees here have consented to being named in the proxy statement and will serve if elected. Rule 14a-4(d).

The Preliminary Proxy Statement has been amended to reflect the Staff’s comment. Please see page 3.

Appendix A

8.
Please revise your disclosure in this section to state that each person named is a participant in the solicitation, instead of stating that each person may be deemed a participant.  Refer to Instruction 3 to Item 4 of Schedule 14A.  Make a similar revision on page 3 of your proxy statement.

May 15, 2008

The Preliminary Proxy Statement has been amended to reflect the Staff’s comment. Please see pages 3 and A-1.

9.
With respect to your disclosure in this section under the heading “Miscellaneous Information Concerning Participants,” please tell us why you need to qualify your disclosure “to the best of [your] knowledge.”  What prevents you from knowing and disclosing this information?  Please explain or delete the qualifiers.

The disclosure is qualified “to the best of the Company’s knowledge” because we have not yet received specific confirmation of these facts from each of the directors and officers of the Company listed as participants in Appendix A. In the definitive proxy statement, we will add “after due inquiry” assuming the confirmation of the accuracy of such disclosure.

Form of Proxy

10.	Please revise the form of proxy to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

The Preliminary Proxy Statement has been amended to reflect the Staff’s comment. Please see the first page of the form of proxy.

* * *

In addition, we confirm that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (201) 934-2334 with any questions or comments regarding any of the foregoing.

Very truly yours,

/s/ Maureen Richards

Maureen Richards
Senior Vice President, General Counsel and Corporate Secretary